Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

September 14, 2006

Jeffrey Riedler, Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 6010

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Alco, Inc.

Registration Statement Filed on Form SB-2

Filed June 5, 2006

File No. 333-134736

Dear Mr. Riedler:

On behalf of ALCO, Inc., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter of June 29, 2006.

General

1.

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.   If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes in accordance with our comments.

This comment is acknowledged.

2.

Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosures.  This will eliminate the need for us to repeat similar comments.

This comment is acknowledged.

3.

Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note we may have comments regarding this material.

This comment is acknowledged.  We have included all information and graphics that we will use in the printed prospectus.

Cover Page, page 3

4.

You define and/or capitalize some terms which are being used for their common meaning or which are the only ones relevant to this document.  For example, you define and capitalize:

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Prospectus

-

Company

-

Share Exchange Agreement

-

Al Marine

-

Common Stock

Because you are using these terms for their common meanings, you can eliminate the parenthetical definitions and/or initial capital letters and simply use the uncapitalized terms without causing any confusion.

The prospectus has been revised accordingly.

5.

Please clearly state that you have in your sole discretion the ability to terminate the offering at any time and can terminate even if you have only sold a limited number of shares.

This comment is no longer applicable because the Company is no longer offering any shares.

Summary, page 5

6.

Please briefly describe the operating activities of ALCO, including when you started the activities and the activities for which you derive commissions and other revenues, as set forth in your risk factor on page 7 entitled “ALCO does not control the premiums on which its commissions are based…” Additionally, please note the disclosure you provide in this summary section should not be word for word repetitious disclosure you put in your Business section.  Rather, it should provide a brief overview of your company and activities.  However, we do not believe your summary disclosure is clear in its present form as it is unclear from your disclosure what specific activities you currently conduct and you derive your revenue.

This section has been significantly revised pursuant to this comment.

7.

Please briefly describe the operating activities of the affiliated companies of Al Marine.

We have added disclosure concerning the operating activities of Andrew Liu & Company, EduShip Asia, Ltd., and Chang An Consultants Limited.

Risk Factors, page 7

8.

Please include a risk factor that addresses an investor’s ability to enforce a service of process or to enforce liabilities against you or your directors and officer as you, your officers and directs appear to be based in Hong Kong or China.

We have added this risk factor.

9.

You indicate on page 12 in your Use of Proceeds section that you reserve the right to change the use of proceeds from what you have provided in the table. Please consider adding a risk factor that discusses the risks and consequences stemming from your sole discretion to change how you allocate the use of proceeds, namely that none of the funds may be used to expand your operations.

This comment is no longer applicable.  The Company will not be receiving any proceeds from this offering.

10.

Please briefly indicate what type of insurance companies you provide brokerage and consulting services for. For example, we note your disclosure in the Business section that you specialize in providing brokerage services to companies who provide marine insurance policies.

This disclosure has been added to the first risk factor.

11.

Please explain why the premiums are cyclical in nature and could vary widely based on market conditions. Please elaborate what market conditions you are referring to.

This disclosure has been added to the first risk factor.

12.

If you provide brokerage and consulting services to any one individual or group, please identify that individual or group and indicate what percentage of your revenue comes from that individual or group. Additionally, if you have an agreement with such individuals or groups, please file that agreement and provide the material terms of the agreement in your Business section.

Chang An Consultants provides services to the CSC Group.  We have no formal agreement with CSC.  In 2005, about 5.3% of ALCO’s revenue was generated from Chang An Consultants.  This disclosure has been added to the registration statement but has not been added as an additional risk factor.

13.

Please indicate if your operations have been impacted in a material way by reductions of commissions.  If so, please describe how it impacted your operations and when such impact occurred.

Our operations have not been impacted by reductions of commissions.

“ALCO is subject to insurance industry regulation worldwide.  If it fails to comply…” page 7

14.

Please identify the countries in which you conduct business, if the amount of business you do in that country is material.

ALCO conducts business primarily in China and Hong Kong.  This disclosure has been added to the registration statement.

15.

Please indicate if you, your subsidiaries or predecessor has ever been subject to any disciplinary action for failure to comply with any regulations.

ALCO, its subsidiaries, and its predecessors have never been subject to such a disciplinary action.  This disclosure has been added to the registration statement.

16.

Please briefly describe the changes in legislation or regulations and actions by regulators that you are referring to which could impact your operations in a material way.  Please provide a more detailed description in your business section.

New legislation or regulations of many kinds could impact our business.  This disclosure has been added to the registration statement.

“ALCO’s business, results of operations, financial condition or liquidity…” page 7

17.

Please revise the second sentence of this risk factor, as it is unclear what you are trying to say.

This sentence has been revised.

18.

Please briefly describe the provisions that you have established to cover potential legal proceedings for the past three fiscal years or since you started your activities in the insurance industry; whether those provisions have been adequate; and whether you have made any adjustments to those provisions because of deficiencies.

ALCO has not incurred significant costs from such legal proceedings since it started its activities and therefore has not established any provision for these costs.  We have amended our disclosure in the registration statement.

19.

You indicate that you adjust the provisions form time to time according to developments.  Please give examples of when you needed to make adjustments and by how much, if such amount was material.

ALCO has not incurred significant costs from such legal proceedings since it started its activities and therefore has not established any provision for these costs.  We have amended our disclosure in the registration statement.

20.

Please disclose the coverage amount of your professional indemnity insurance and if the cost to maintain this insurance is material, the cost of the actual insurance.

We currently have indemnity insurance of $4,400,000.  This disclosure has been added to the registration statement.

21.

Please explain what you mean by self-insured deductibles and how it specifically relates to error and omission claims.

The reference to self-insured deductibles has been removed.

22.

Please explain what you mean by “other proceedings.”

The reference to “other proceedings” has been deleted.

23.

You indicate on page 20 of your document that brokers do not provide policies but only find policies for clients.  In that regard, please better explain how you or your subsidiaries can be implicated in lawsuits involving handling of insurance claims, etc.  Please provide examples to illustrate the points.

In addition to finding policies for our clients, we also act as a liaison between the insurance provider and the client.  We submit claims to the insurer on behalf of the client and help the client handle the claim process.  This disclosure has been clarified in the “Description of Business” section.

“Competition in the industry is intense. If ALCO is unable to compete effectively…” page 8

24.

You indicate that you face competition in “all fields” in which you operate. Please revise this risk factor to clarify specifically what “all fields” means.

ALCO operates in the marine insurance brokerage industry.  This disclosure has been added to the registration statement.

25.

Please identify your major competitors or if there are too many to name, provide an estimate of the number of competitors in your industry.

ALCO’s major competitors are large US insurance brokers such as Aon, Marsh and Willis, who provide a wide range of insurances and are not focused on marine insurance.  This disclosure has been added to this risk factor.

26.

You state that there is a continuing reduction in demand in “some classes of business.” Please clarify which classes of businesses are on the decline.

This sentence has been removed from the registration statement.

27.

Please indicate if you have any employment agreements with Andrew Liu or John Liu.  If yes, please disclose the expiration date of the agreements. Additionally, please file the agreements as exhibits and provide the material terms of those agreements in an appropriate section of your document.

Our subsidiary has agreements with these two officers.  The agreements remain in effect until terminated by either party upon three months notice.  Disclosure of the material terms has been added to the “Executive Compensation” section.  The agreements are now attached as exhibits.

“ALCO’s significant non-US operations, particularly those in the Hong Kong and…” page 8

28.

You state that a “significant portion” of your business is conducted in Hong Kong and China.  Please quantify how much of your business is done in Hong Kong and China, respectively.

In 2005, 14% of our business was done in Hong Kong and 79% of our business came from China.  This disclosure has been added to the registration statement.

29.

If exchange rate fluctuations have materially impacted your business in the past, please describe how the exchange rate fluctuation impacted your business, and also indicate when such impact occurred.

Exchange rate fluctuations have not materially impacted our business in the past.

30.

Please note that each risk factor should contain discussion related to only one risk and the consequences stemming from that particular risk. In that regard, the second sentence of this risk factor that begins “Accordingly, ALCO is subject to legal, economic and market risks associated with operating in foreign countries, including…” appears to contain many risks that should be discussed in separate risk factors. For example, you indicate that you are subject to limitations on conversion of foreign currencies into Hong Kong dollars or dollars or remittance of dividends and other payments by foreign subsidiaries. Please briefly indicate what limitations you are referring to, and in your Business section describe the regulations that limit the conversion of foreign currencies.  Please also describe how such limitations have impacted your operations, if the impact was material.  Please revise this risk factor to include each of the factors listed in the second sentence of this risk factor as separate risk factors. If you do not believe separate risk factors are warranted, please provide us with a detailed explanation as to why separate discussions of the risk factors are warranted.

This risk factor has been deleted and replaced with separate risk factors to discuss the separate risks.

31.

Additionally, in your risk factor discussions, please clarify what you mean by the following:

–

“other payments” by foreign subsidiaries

–

“certain foreign countries”

–

“other restrictions” by foreign governments

–

“wide variety” of foreign laws

This comment is no longer applicable, as we have deleted these phrases.

32.

You indicate that outside Hong Kong, ALCO predominantly generates revenue and expenses in the local currency.  Which localities are you referring to?

This risk factor has been amended to indicate that the other currency we were referring to is United States dollars.

“International operations subject ALCO to other significant risks.”  Page 9

33.

Please revise this risk header to explain the consequences of having international operations.

We have revised the heading to explain that we may be forced to cease operations if any of the risks occur.

34.

As previously noted, each risk factor should discuss one risk and the consequences stemming from it.  In that regard, it appears that each of the factors you list in the second paragraph of this risk factor warrant separate discussion.  Please revise your disclosure accordingly.  If you do not believe separate discussions are warranted, please provide us with a detailed explanation as to why no separate discussion is needed.

This risk factor has been deleted and replaced with separate risk factors to discuss the separate risks.

“ALCO has the right to terminate this offering at any time, even if only a limited…” page 9

35.

Please revise your header to include a consequence from your ability to terminate the offering at any time, including the fact that you would limit the amount of proceeds raised from the offering.

This comment is no longer applicable because the Company is no longer offering any shares.

“Resale of ALCO’s shares may be difficult because there is no current market…” page 10

36.

Please disclose, if true, that at present you do not have any applications to list or trade before any exchange or electronic bulletin board.

This disclosure has been added to the registration statement.

“Persons who purchase shares in this offering will suffer an immediate substantial…”  page 10

37.

Please delete the last sentence of this risk factor as it appears to be redundant.

This risk factor has been deleted because no new shares will be issued.

“If a trading market develops for ALCO’s common stock, it is likely to be subject…” page 10

38.

Please disclose, if true, that at present you do not have any applications to list or trade before any exchange or electronic bulletin board.

This disclosure has been added to the registration statement.

“ALCO’s management controls sufficient shares of its common stock to exercise…” page 11

39.

Please revise this risk factor header to indicate what percentage your management holds of your voting stock, as well as what you expect they will hold after the offering.  Please also revise your risk factor heading and discussion to indicate that your management controls and will continue to control the election of directors.

This heading has been revised to include this information.

Dilution, page 12

40.

Please indicate at what price your officers, directors and other current shareholders received their shares and how many shares were acquired at that particular price.

This comment is no longer applicable.  No dilution will occur because no new shares will be issued pursuant to this offering.

Description of Securities, page 17

41.

Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B.  For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer, or prevent a change in control.  To the extent that no such provisions exist, please so indicate.

This disclosure has been amended to provide all of the information required by Item 202 of Regulation S-B.

Certain Relationships and Related Transactions, page 19

42.

In your Liquidity and Capital Resources section, you disclose that cash used in financing activities included, among other things, repayment of a shareholder’s loan and repayment from a director’s loan and overdraft from bank.  It is unclear if you paid on behalf of the shareholder and director or if you repaid the loans that you borrowed from the shareholder and director, respectively.  Please clarify what you mean in your Liquidity and Capital Resource section as well as in this section.  Additionally, if you paid the loans on behalf of those individuals, please disclose that information in this section, including the identities of the shareholder and director for whom you paid the loans; how much you paid; and the reasons you paid for the loan.  Please indicate if the shareholder and director have entered into any agreement to repay you and the terms of that agreement.  If you have any formal agreements, you should also file them as exhibits to your registration statements.  If you borrowed from the shareholder and director, respectively, please disclose the original amount borrowed, date you obtained the loans, any applicable interest rates and any balance remaining under the loans.

This disclosure has been added to the registration statement in the appropriate locations.

43.

The discussion under this subheading currently refers to prospective acquisitions; however, Item 404 of Regulation S-B has a two and five year “look back” requirement.  Please revise or advise.

This section has been revised pursuant to this comment.

Description of Business, page 19

44.

Please expand your description of the share exchange agreement where you acquired al the outstanding stock of Al Marine in December 2005 to include the following:

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The steps that led to the acquisition;

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The reasons for the acquisition;

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The total consideration you paid to acquire the company;

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Whether the negotiations were conducted on an “arms-length “ basis; and

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The specific assets and liabilities you acquired as a result of the acquisition

This description has been revised pursuant to this comment.

Principal Products and Services, page 20

45.

Please indicate what percentage of your business is derived from each of your subsidiaries and their particular services in the beginning part of your Business section so that your investors may better understand the structure of your company and the importance of each subsidiary.

Andrew Liu & Co. Ltd. generated 94.7% of the 2005 revenue. Chang An generated 5.28% of ALCO’s 2005 revenue, and EduShipAsia generated 0.02 % of ALCO’s 2005 revenue.  This disclosure has been added to the registration statement.

46.

Please indicate if you have any agreements with Marisk Limited.  If so, please file the agreement and provide the material terms of the agreement in your document.  Additionally, as it appears you substantially rely on the business generated by Marisk, please consider adding a risk factor that discusses your reliance on this third party and the consequences to you if such relationship terminated.  To the extent it would be difficult to replace Navigators Insurance Brokers, you should include your reliance on Navigators in that risk factor discussion as well.

Andrew Liu & Company does not have any agreements with Marisk.  Marisk provides approximately 11% of ALCO’s revenue; however, the Company could replace Marisk if Marisk ceased its relationship with Andrew Liu & Company.  Other agents could be easily found, so ALCO does not feel that it would suffer materially adverse effects if the relationship with Marisk were terminated.

Navigators Insurance provides a minimal amount of revenue to ALCO and can easily be replaced, if needed.

47.

Please briefly explain what it means to be accepted into the Confederation of Insurance Brokers.  Please also explain what penalties and consequences, if any, this confederation may impose on its members.

This explanation has been added to the registration statement.

48.

Please expand the discussion to provide additional information concerning the insurance companies with which you place insurance.  For example, with how many different insurance companies do you place insurance?  Do you place policies with only a few insurance companies?  If so, please describe the extent to which you may be dependent upon such companies and identify them.

Andrew Liu & Company places policies with several different companies.  It is not dependent upon a single company.  We have added disclosure to the registration statement listing some of the companies with whom Andre Liu & Company does business.

Strike Club, page 20

49.

Please expand the discussion to provide additional background and identifying information concerning the Strike Club.

This information has been added to the registration statement.

50.

Please expand the discussion to indicate the extent to which your clients may have made claims for strike related damages or compensation and the extent to which compensation was received from the Strike Club.

During 2005, our clients made 30 claims to the Strike Club, 10 of which were paid for a total payment of approximately US$247,000.  This disclosure has been added to the registration statement.

51.

We note the agreement with the Strike Club expired in 2004.  Please expand the discussion to indicate the extent to which the agreement may have been extended or disclose the fact the agreement may be terminated at any time and, if true, without cause.

Our written contract with the Strike Club expired in 2004 and no new agreement has been created. However, we continue to operate as if the contract were still in effect.  The relationship may be terminated by either party at any time without cause.  This disclosure has been added to the registration statement.

52.

Please revise your disclosure relating to each of the agreements involving the Strike Club and EduShipAsia, Ltd., to include the following information for each, as applicable:

-

All material rights and obligations of the parties to the agreement;

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Payments received/made to date;

-

Additional aggregate potential payments;

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Any revenue sharing arrangements; and

-

Expiration date and termination provisions.

This information has been added to the registration statement.

53.

Please provide us with third party documentation supporting the following statements:

-

“ICS is an internationally recognized professional body representing shipbrokers, managers, and agents throughout the world.  ICS has approximately 3,500 members in over 60 countries.”

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“As the Chinese shipping industry continues to grow and further integrates with the global market, an increasing demand for shipping professionals of high standards with globally recognized qualifications is expected.”

-

“The job market in China is competitive for new graduates and being certified by ICS is seen as an advantage.”

-

“ICS is the only internationally recognized professional and vocational qualification in the shipping industry.”

-

“Al Marine is one of the few insurance providers that specialize in the marine insurance business.”

All of these statements have been amended to indicate that they are the beliefs of the company.  Consequently, we feel that no documentation is needed.

EduShipAsia, page 20

54.

Please indicate if you have already established the distant learning center in Shanghai and if so, how long it has been operating. Please also indicate who was or is responsible for costs related to the initial set up and maintaining the school.

The center opened in March 2005.  EduShip Asia is responsible for the costs to set up and maintain the center.  This disclosure has been added to the registration statement.

55.

Please identify what limited assets EduShipAsia has currently, and what operations it has conducted to date.  To the extent possible, please quantify your information.

As of December 31, 2005, EduShip had a limited cash balance and had a negative amount of net assets.  To date, EduShip Asia’s operations have been to open the learning center, increase enrollment, and provide tutoring activities.  This information has been added to the registration statement.

CSC Group, page 21

56.

Please provide us with third party documentation that CSD Group is the third largest state-owned shipping group in China.

This claim has been deleted.

57.

Please indicate if Chang has any agreements with CSC Group.  If so, please file the agreement and describe the material terms of that agreements in this section, including payments it has received to date from the CSC Group, and when the agreement expires.

Chang does not have an agreement with CSC Group.  This disclosure has been added to the registration statement.

Customers and Marketing, page 23

58.

You indicate that you have a customer retention rate of over 90%.  Please indicate how long you have maintained this percentage, and if you expect to continue to maintain the same percentage amount.  Please include your reasons of why or why not.

The company has maintained this rate for over three years and anticipates maintaining this rate for the foreseeable future.  This information has been added to the registration statement.

Employees, page 23

59.

Please disclose the status of your relations with your employees.

We have 19 full-time employees and 4 part-time employees.  This disclosure has been added to the registration statement.

Property and Facilities, page 23

60.

We note that your leases are expected to expire in December of 2006.   Please indicate if you intend to renew the agreements or seek facilities elsewhere.  If you are seeking facilities elsewhere, please indicate where and the status of any agreements you might enter into.

We intend to renew the agreements.  This disclosure has been added to the registration statement.

Management’s Discussion and Analysis, page 24

61.

Please address the topics required by Item 303 of Regulation S-B, including the Company’s plan of operation for the next twelve months, whether it will need to raise additional funds in the next twelve months, expected significant infrastructure changes during this period (e.g., increase in number of employees and plant start up) and a discussion of off-balance sheet arrangements that are reasonably likely to have a current or future effect on the Company’s financial condition, revenues, results of operations, liquidity, capital expenditures that is material to investors or state that none exist.

This section has been revised to include this information.

Results of Operations, page 24

Fiscal Year Ended December 31, 2005 as Compared to Fiscal Year Ended December 31, 2004

Revenue, page 24

62.

Please indicate in what area you experienced growth in your customer base.  Additionally, please include in which market share you experienced growth. Was it in Hong Kong, China, South Korea or elsewhere?  Please provide similar information for your disclosure in your section entitled “Three Month Period Ended March 31, 2006 Compared to Three Month Period Ended March 31, 2005.”

We experienced growth in our insurance business customer base.  The China market share experienced growth.  This disclosure has been added to the registration statement.

Income before tax and minority interest, page 25

63.

Please indicate what areas of expenses decreased and how expenses decreased in light of your total business increasing.

The changes in operating expenses are discussed in the Operating Expenses section.  Non-operating expenses have been discussed more thoroughly in the registration statement.

Liquidity and Capital Resources, page 25

64.

Please expand the discussion to describe any material commitments for capital expenditures and the expected sources of funds for such expenditure.

As stated, ALCO has a commitment for $17,904, as of December 31, 2005, for capital expenditures.  The disclosure has been updated to indicate that these funds will come from ALCO’s working capital.

65.

Please explain what the term “Group” refers to.  If it refers to you and your subsidiaries, please revise to so indicate.

This term has been removed from the registration statement.

Policy Cancellation Reserve, page 27

66.

Please expand your disclosure to include your critical accounting policy for the estimate of your Policy Cancellation Reserve to explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements.  Please add disclosure here to describe the significant assumptions underlying this estimate.  Disclose how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material.  In so doing, please include a roll-forward table of the amount of your policy cancellation reserve for each period presented that shows the following: 1) beginning balance; 2) current provision related to factors in current period; 3) current provision related to factors occurring in prior periods, and 4) ending balance.  If you are unable to provide the above-noted roll-forward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

Discussion of the above comment has been added to the registration statement.

Accounts Receivable

67.

You have identified the valuation of “Commissions receivable” and the related allowance for doubtful accounts as a significant estimate in note 2.  Please add disclosure here to describe the significant assumptions underlying this estimate.  Disclose how accurate they have been in the past, how much they have changed in the past, whether they are reasonably likely to change in the future, and if so, whether any reasonably likely change would be material.  In so doing, please include a roll-forward table of the amount of your allowance for doubtful accounts for each period presented that shows the following: 1) beginning balance; 2) current provisions related to factors in the current period; 3) current provisions related to factors occurring in prior periods, and 4) ending balance.  If you are unable to provide the above-noted roll-forward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

Discussion of the above comment has been added to the registration statement.

Market for Common Stock and Related Stockholder Matters, page 27

68.

You indicate that holders of 215,000 shares of your common stock may be eligible to resell shares of your common stock pursuant to an effective registration statement.  Please indicate if you intend or are obligated to register these shares in a registration statement in the near future.  If so, please indicate the approximate time frame of when you intend to file this registration statement.

We have no agreement with these shareholders that requires us to file a registration statement for such shares, and we do not intend to do so.  This disclosure has been added to the registration statement.

Executive Compensation, page 29

69.

Please explain what the Mandatory Provident Fund is, including who is eligible to participate in it.

This disclosure has been added to the registration statement.

Consolidated Financial Statements – December 31, 2005, page 46

Consolidated Statements of Changes in Shareholders’ Equity (Deficiency), page 52

70.

Please explain to us how the “Common stock issued for acquisition of Al Marine Holdings (BVI), Ltd. Reverse merger” resulted in an increase in “Retained Earnings (Deficit).”  Al Marine’s (the accounting acquirer) beginning balances should start at the top of the statement.  Also explain to us how an issuance of 100,000 shares of common stock in FY 2005 should be classified in FY 2004.

We have amended the Consolidated Statements of Changes in Shareholders’ Equity (Deficiency) pursuant to this comment.

Notes to Financial Statements, page 53

Note 1 – Description of Business, page 53

71.

You state that the accounting acquirer is “Alco.” Please clarify if true that Alco is Al Marine.

We have amended the fifth paragraph of the “Description of Business” section in Note 1 as follows:

“As a result of the Agreement, the transaction was treated for accounting purposes as a capital transaction and reverse merger by the accounting acquirer (AL Marine) and as a reorganization of the accounting acquiree (Lotus). Accordingly, the financial statements include the following:”

Note 2 – Significant Accounting Policies, page 54

Basis of Presentation, page 54

Accounts Payable and Claims Payable, page 57

72.

Based on this disclosure here, it appears that the portion of your cash and cash equivalents held in this fiduciary capacity is restricted.  Please revise your disclosure to clearly identify the amounts included in cash and cash equivalents that are restricted to make these payments.  Also please clarify your policy as it relates to when you record the premium receivable from the insured and the corresponding premium payable within your financial statements.

We have added the following to the Notes to financial statements to disclose restricted cash:

“Note 4 – RESTRICTED CASH

Restricted cash are cash balances held by a bank, mainly consisting of premium collected from customers and payable to insurers, and claims received from insurers and payable to policyholders.

When we receive a premium from a customer, we debit the lam sum amount into one bank account and establish a schedule to keep tract of the amount of premium payable to the insurer. At the monthly closing, we reclassify the amount of premium payable to insurers as restricted cash.  Also, when we receive a claim on behalf of a policyholder, we debit restricted cash, and credit claim payable and other payable, if necessary.  The restricted cash balance was $1,348,910 as of December 31, 2005.

Recent accounting pronouncements

73.

Please add a discussion of any recent accounting pronouncements that may affect your financial statements.  Refer to SAB 74.

We have added following to Note 2:

“Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 154  "Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3".  This statement replaces APB Opinion No. 20 "Accounting Changes" and FASB Statement No. 3 "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle.  It applies to all voluntary changes in accounting principle and to changes required by an accounting pronouncement which does not include specific transition provisions.  FASB No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle,  unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statements requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement.  When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date applicable.  The adoption of the statement had no impact on the Company's results of operation or financial position.

In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment." This Standard addresses the accounting for transactions in which a company receives employee services in exchange for (a) equity instruments of the company or (b) liabilities that are based on the fair value of the company's equity instruments or that may be settled by the issuance of such equity instruments. This Standard eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be accounted for using a fair-value-based method. The Standard is effective for periods beginning after June 15, 2005.  The adoption of the statement had no impact on the Company's results of operation or financial position.”

Note 10 – Compensation Expenses, page 62

74.

Please revise your management’s discussion and analysis to better discuss the implications of changing from the compensating officer and directors through dividends and your current practice.  Include a discussion of how you expect compensation expense to change on a go forward basis to compensate for this change in policy.

Discussion concerning the change of compensation has been added at the management’s discussion and analysis.

Signature Page

75.

Your principal financial officer and either a controller or chief accounting officer must sign the registration statement.  Your next amendment and all subsequent amendments must contain this signature.  If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing.  Please revise your signature page accordingly.

Our principal financial officer is our chief accounting officer.  This disclosure has been added to the registration statement.

 Exhibit 23

76.

Please provide a consent from Child, Sullivan & Company for its report on the FY 2004 financial statements.

This consent has been attached.

Securities Exchange Act of 1934 filings

77.

In all future filings required under the Securities Exchange Act of 1934, please comply with the comments set forth above as applicable.

This comment is acknowledged.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com